UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                West Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    952355105
                            ------------------------
                                 (CUSIP Number)

                                  Gary L. West
                                West Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
                                 (402) 963-1200

                                 with a copy to
                            Andrew D. Soussloff, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                               New York, NY 10004
                                 (212) 558-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

CUSIP NO. 952355105                                            PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Gary L. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          200,000
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             39,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             200,000
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     39,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,662,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 2 OF 6 PAGES

CUSIP NO. 952355105                                            PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mary E. West
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          200,000
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY
    EACH             39,462,363
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER
    WITH             200,000
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                     39,462,363
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,662,363
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                  [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          56.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               PAGE 3 OF 6 PAGES

Item 1. Security and Issuer.

         This Amendment No. 4 to Schedule 13D relates to the Schedule 13D filed on February 22, 2001, Amendment No. 1 thereto, filed on August 30, 2005, Amendment No. 2 thereto, filed on October 13, 2005, and Amendment No. 3 thereto, filed on November 29, 2005, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation (the "Company" or the "Issuer"), by Gary L. West and Mary E. West (together, the "Wests"). The address of the principal executive offices of the Company is 11808 Miracle Hills Drive, Omaha, NE 68154.

Item 4. Purpose of Transaction.

         The disclosure in the fourth and fifth paragraphs of Item 4 is hereby amended and restated in its entirety to read as follows:

         In order to diversify a portion of their holdings, Gary L. West and Mary E. West entered into a 10b5-1 sales plan (the "Sales Plan") on November 29, 2005, pursuant to which the Wests plan to sell up to 1,800,000 shares of Common Stock over a period of approximately 12 months beginning in January 2006, with no more than 150,000 shares of Common Stock to be sold in any one calendar month and all sales pursuant to the Sales Plan to be subject to minimum price and other terms and conditions set forth in the Sales Plan. A redacted copy of the Sales Plan was filed as an exhibit to Amendment No. 3 to the Schedule 13D, and the foregoing description of the Sales Plan is qualified in its entirety by reference to the Sales Plan. As of April 26, 2006, the Wests had sold 600,000 shares pursuant to the Sales Plan.

         In addition, on December 7, 2005, the Wests transferred 400,000 shares of Common Stock held by them jointly as follows: 200,000 shares of Common Stock to an individual account in Gary L. West's name, and 200,000 shares of Common Stock to an individual account in Mary E. West's name.

         As stated in previous 13D filings, the Wests intend to review continuously their investment in the Company. In reaching any decision with respect to such investment, the Wests will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other investment opportunities available to the Wests and economic and market conditions. Depending upon the results of their review of such factors, the Wests may decide to purchase (on such terms and at such times as they consider desirable) additional shares of the Company, or dispose of all or a portion of their shares in the Company (whether now or hereafter held).


                               PAGE 4 OF 6 PAGES

Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, the Wests beneficially own the aggregate number and percentage of outstanding Common Stock as set forth below:

                              Number of Shares         Percentage (1)
                              ----------------         ----------
          Gary L. West           39,662,363               56.5%
          Mary E. West           39,662,363               56.5%

         (b) 39,462,363 shares of Common Stock are held by the Wests in joint tenancy with right of survivorship. Voting power of all shares of Common Stock so held by the Wests is shared between them. Each of Gary L. West and Mary E. West has sole power to vote and dispose of an additional 200,000 shares of Common Stock. Gary L. West expressly disclaims beneficial ownership of the 200,000 shares of Common Stock individually held by Mary E. West, and Mary E. West expressly disclaims beneficial ownership of the 200,000 shares of Common Stock individually held by Gary L. West.

         (c) During the 60-day period prior to the date of this filing, the Wests have sold shares of Common Stock in the following transactions.

               Date of           Amount of          Price per
             Transaction          Shares              Share
             -----------         ---------          ---------

               03/01/06            37,500           $43.2296
               03/02/06            37,500           $43.3892
               03/03/06            37,500           $43.5077
               03/06/06            37,500           $42.9277
               04/03/06            37,500           $43.5868
               04/04/06            37,500           $42.9009
               04/05/06            37,500           $42.8955
               04/06/06            37,500           $44.7214

         All sales set forth in the table above were made pursuant to the Sales Plan through broker's transactions on the NASDAQ Stock Market.

         No other transactions in the Common Stock were effected by the Wests during the 60-day period prior to the date of this filing.

         (d) Not applicable.

         (e) Not applicable.

--------

(1)  Based on a total of 70,184,254 shares outstanding as of March 17, 2006.


                               PAGE 5 OF 6 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2006




                                                  /s/ Gary L. West
                                                 -------------------------------
                                                     Gary L. West



                                                  /s/ Mary E. West
                                                 -------------------------------
                                                     Mary E. West